February 19, 2010

Gerard Michel
Chief Financial Officer, Vice President,
Corporate Development and Treasurer
Biodel, Inc.
100 Saw Mill Road
Danbury, CT 06810

Re: Biodel, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Definitive Proxy Statement filed on Schedule 14A
File Number: 001-33451

Dear Mr. Michel:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 1. Business
Manufacturing, page 12

1. In your disclosure, please clarify whether you will continue to rely on Hyaluron, Inc. to manufacture quantities of VIAject. Also, please specify whether you have an existing agreement with Hyaluron and, if so, file this agreement as an exhibit to your

annual report or provide us with the basis for your belief as to why this agreement is not material.

Note 9 Stockholders' Equity, page F-24

2. Revise the disclosure related to stock options to provide the weighted-average remaining contractual term of options outstanding and currently exercisable as required by ASC 718-10-50-2(e)(1).

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis, page 16

3. In your discussion of discretionary annual cash bonuses and equity awards, you state that you have individual performance goals for your executive officers that impact their compensation awards. Please describe these goals with specificity in your disclosure and clarify how their relative achievements were factored into your determination of executive compensation awards.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Gerard Michel
Biodel, Inc.
February 19, 2010
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant